UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number 001-35571

Gold Standard Ventures Corp.
(Name of Registrant)

Suite 610 - 815 West Hastings Street,
Vancouver, B.C., Canada V6C 1B4
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Standard Ventures Corp.
(Registrant)

By:	/s/ Glenn Kumoi
Name:	Glenn Kumoi
Title:	VP General Counsel & Corporate Secretary

Date: August 10, 2020

EXHIBIT INDEX

EXHIBITS 99.1 AND 99.2 ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENT ON FORM F-10 (FILE NO. 333-225539) (THE “REGISTRATION STATEMENT”), AND EXHIBIT 99.3 IS HEREBY INCORPORATED BY REFERENCE AS AN EXHIBIT TO THE REGISTRATION STATEMENT, EACH TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED.

Exhibit	Description

99.1	Condensed Interim Consolidated Financial Statements (Unaudited) for the Three and Six Months ended June 30, 2020.
99.2	Management Discussion and Analysis for the Six Months ended June 30, 2020.
99.3	Consent of Steven Koehler